ASML 2011 Second Quarter Results On track for a record year 2011 July 13, 2011 Exhibit 99.2

/ Slide 2
Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors
(the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form
20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda Business summary Market ASML business update Outlook and summary

/ Slide 4 Business summary

/ Slide 5
Q2 results - highlights
Net sales of € 1,529 million, 63 systems shipped valued at
€ 1,333 million, service and field option sales at € 196 million
Gross margin of 45.1%
Operating margin of 32.3%
Net bookings are valued at € 840 million, 34 systems
Backlog at € 2,756 million, 105 systems, ASP € 26.2 million
(ASP new tools 31.3 million)
Generated € 499 million cash from operations
Net bookings and backlog numbers are excluding EUV.

/ Slide 6
629
949
919
183
742
1,452
942
930
844
277
1,069
1,529
958
934
697
555
1,176
1,053
955
494
581
1,521
0
1,000
2,000
3,000
4,000
5,000
6,000
2006 2007 2008 2009 2010 2011
Q4
Q3
Q2
Q1
Total net sales M€
3,582
3,768
Numbers have been rounded for readers’ convenience.
2,954
1,596
4,508

/ Slide 7
Net system sales breakdown in value: Q2 2011
End-use
Foundry
26%
Numbers have been rounded for readers’ convenience.
Technology
ArF dry 7%
USA
22%
Korea
17%
Sales in Units
Region
Singapore 10%
Taiwan
27%
DRAM
23%
IDM
15%
I-Line 1%
China 7%
ArF
Immersion
69%
NAND
36%
KrF
23%
Europe 8%
27
6
4
26
ArF
immersion
ArF dry KrF I-Line
Japan 9%

/ Slide 8
Consolidated statements of operations M€
Numbers have been rounded for readers’ convenience.
Q1 11 Q2 11
Net sales 1,452 1,529
Gross profit
Gross margin %
649
44.7%
690
45.1%
R&D costs 145 145
SG&A costs 54 51
Income from operations
Operating income %
450
31.0%
494
32.3%
Net income
Net income as a % of sales
395
27.2%
432
28.3%
Earnings per share (basic) € 0.90 1.01

/ Slide 9
Key financial trends 2010 – 2011
Consolidated statements of operations M€
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
Net Sales 1,069 1,176 1,521 1,452 1,529
Gross profit
Gross margin %
459
43.0%
513
43.6%
685
45.0%
649
44.7%
690
45.1%
R&D costs 125 137 141 145 145
SG&A costs 42 48 50 54 51
Income from operations
Operating income %
292
27.4%
328
27.9%
494
32.4%
450
31.0%
494
32.3%
Net income
Net income as a % of net sales
239
22.4%
269
22.8%
407
26.7%
395
27.2%
432
28.3%
Units sold  43 51 69 63 63
ASP new systems 25.6 24.1 22.4 22.5 22.7
Net bookings value 1,342 1,391 2,315 845 840
Numbers have been rounded for readers’ convenience.

/ Slide 10
Cash flows M€
Numbers have been rounded for readers’ convenience.
Q1 11 Q2 11
Net income
395
432
Adjustments to reconcile net income to
net cash flows from operating activities;
Impairment and obsolescence 10 14
Depreciation and amortization 39 43
Deferred income taxes 47
(8)
Other non-cash items 5 3
Change in assets and liabilities 605 15
Net cash provided by operating activities
1,101
499
Net cash used in investing activities (67) (60)
Net cash used in financing activities
(272)
(394)
Total FX effects
(12)
(2)
Net increase in cash and cash equivalents
750
43

Balance sheets M€
` / Slide 11
Assets               Mar 2011               Jun 2011
Cash and cash equivalents 2,699 39% 2,742 39%
Accounts receivable, net 1,019 15% 895 12%
Finance receivables, net 0 0% 62 1%
Inventories, net 1,566 22% 1,610 23%
Other assets 485 7% 468  7%
Tax assets 194 3% 195 3%
Fixed assets 994 14% 1,104 15%
Total assets 6,957 100% 7,076 100%
Liabilities and shareholders’ equity
             Mar 2011
              Jun 2011
Current liabilities
2,442 35% 2,230 31%
Non-current liabilities 1,463 21% 1,737 25%
Shareholders’ equity 3,052 44% 3,109 44%
Total liabilities and shareholders’ equity 6,957 100% 7,076 100%
Numbers have been rounded for readers’ convenience.

/ Slide 12
New
systems
Used
systems
Total
systems
Units
86 19 105
Value M€
2,691 65
2,756
ASP M€
31.3 3.4 26.2
Backlog in value per Jun 26, 2011
Total value M€ 2,756
Technology
ArF
immersion
78%
KrF
16%
I-Line 2%
Region (ship to location)
USA
23%
Taiwan
15%
Korea
28%
Europe 7%
Japan 8%
End-use
DRAM
20%
IDM
28%
Foundry
26%
Numbers have been rounded for readers’ convenience.
Singapore 11%
China 8%
ArF dry 4%
NAND
26%
84% of backlog carry shipment dates in the next 6 months

/ Slide 13
Foundry
50%
DRAM 5%
NAND
14%
Bookings activity by sector - total value M€ 840
Bookings in value
IDM
31%
Booked 29 new tools at € 827 million, 5 used at € 13 million
Numbers have been rounded for readers’ convenience.

/ Slide 14 Market

/ Slide 15
Business environment
Our customers are currently taking some time to
assess the semiconductor end-demand trends for
2012 before determining their overall capacity plans
levels and timings
Business in 2012 will be supported by the ramp:
2x node in Logic
2x node in NAND
3x node in DRAM
Introduction of first EUV production systems NXE:3300

/ Slide 16 ASML business update

Customers are developing
first process recipes for
future chip production at
2x node DRAM, 1x node
NAND and 1x node Logic
2011: EUV is here
NXE:3100 is
Exposing wafers at customer 1
Exposing wafers at customer 2
Exposing wafers at customer 3
Under installation at customer 4
Shipping to customer 5
Planned to ship in Q3 to customer 6

/ Slide 18 Light source suppliers progressing toward NXE:3100 throughput target of 60 wafers per hour

/ Slide 19
EUV revenue recognition expected to start in Q3 2011
Orders for NXE:3100 systems consist of:
4 systems that will be recognized in net system sales
1 operating lease contract
1 R&D system to be recognized in the R&D line
ASP of NXE:3100 is € 42 million
Expect to recognize revenue of 2 systems in Q3
representing sales of approx. € 80 million

/ Slide 20
ASML's TWINSCAN NXT capabilities extended to
enable chip manufacturing beyond 32 nm
PEP,
throughput improvement to 230 wafers per hour
(96 exposures)
Programmable wave fronts within the lens,
improves imaging and overlay performance
Reticle Control
compensates for lens heating effects to
improve overlay performance
Flexwave ,

/ Slide 21
Share buy back program
0
200
400
600
800
1000
2011
Q2
Q1
Cash return
€ 1 billion share buy back program
37% of program executed
8.5 million shares repurchased in
Q2 at an average price of € 27.08
Weekly updates available on
ASML’s website
Dividend of € 0.40 per ordinary
share paid (€ 173 million)

/ Slide 22 Outlook and summary

/ Slide 23
Q3 2011 outlook
Order intake level is likely not to exceed € 500 million
Net sales around € 1.4 billion including 2 EUV systems
Gross margin about 42% including EUV (44% excl. EUV)
R&D costs at € 150 million
SG&A costs at € 56 million
Reiterate our expectation of 2011 revenue (excluding
EUV) to be clearly above € 5 billion